UNITED
STATES
SECURITI
ES AND
EXCHANGE
COMMISSI
ON
Washingt
on, D.C.
20549

SCHEDULE
13G

Under
the
Securiti
es
Exchange
Act of
1934

Amendmen
t No.:
1*

Name of
Issuer:
Zynga
Inc.

Title of
Class of
Securiti
es:
Class A
Common
Stock

CUSIP
Number:
98986T10
8

Date of
Event
Which
Requires
Filing
of this
Statemen
t:
7/31/201
2

Check
the
appropri
ate box
to
designat
e the
rule
pursuant
to which
this
Schedule
is
filed.

[X] Rule
13d-1(b)
[ ] Rule
13d-1(c)
[ ] Rule
13d-1(d)

* The
remainde
r of
this
cover
page
shall be
filled
out for
a
reportin
g
person's
initial
filing
on this
form
with
respect
to the
subject
class of
securiti
es, and
for any
subseque
nt
amendmen
t
containi
ng
informat
ion
which
would
alter
the
disclosu
res
provided
in a
prior
cover
page.

The
informat
ion
required
in the
remainde
r of
this
cover
page
shall
not be
deemed
to be
"filed"
for the
purpose
of
Section
18 of
the
Securiti
es
Exchange
Act of
1934
("Act")
or
otherwis
e
subject
to the
liabilit
ies of
that
section
of the
Act but
shall be
subject
to all
other
provisio
ns of
the Act
(however
, see
the
Notes).

CUSIP
No.:
98986T10
8

1. NAME
OF
REPORTIN
G PERSON
S.S. OR
I.R.S.
IDENTIFI
CATION
NO. OF
ABOVE
PERSON
Janus
Capital
Manageme
nt LLC
EIN
#75-3019
302

2. CHECK
THE
APPROPRI
ATE BOX
IF A
MEMBER
OF A
GROUP
a. ___
b. ___
3. SEC
USE ONLY

4.
CITIZENS
HIP OR
PLACE OF
ORGANIZA
TION
Delaware

NUMBER
OF
SHARES
BENEFICI
ALLY
OWNED BY
EACH
REPORTIN
G PERSON
WITH:

5. SOLE
VOTING
POWER
23,239,7
81**

6.
SHARED
VOTING
POWER
-0-

7. SOLE
DISPOSIT
IVE
POWER
23,239,7
81**

8.
SHARED
DISPOSIT
IVE
POWER
-0-

9.
AGGREGAT
E AMOUNT
BENEFICI
ALLY
OWNED BY
EACH
REPORTIN
G PERSON
23,239,7
81**

10.
CHECK
BOX IF
THE
AGGREGAT
E AMOUNT
IN ROW
(9)
EXCLUDES
CERTAIN
SHARES
Not
applicab
le

11.
PERCENT
OF CLASS
REPRESEN
TED BY
AMOUNT
IN ROW
(9)
5.0%**

12. TYPE
OF
REPORTIN
G PERSON
IA, HC

** See
Item 4
of this
filing

Item 1.

(a).
Name of
Issuer:
Zynga
Inc.
("Zynga"
)

(b).
Address
of
Issuer's
Principa
l
Executiv
e
Offices:

699
Eighth
St.
San
Francisc
o, CA
94103

Item 2.

(a).-(c)
.. Name,
Principa
l
Business
Address,
and
Citizens
hip of
Persons
Filing:

(1)
Janus
Capital
Manageme
nt LLC
("Janus
Capital"
)
151
Detroit
Street
Denver,
Colorado
80206
Citizens
hip:
Delaware

(d).
Title of
Class of
Securiti
es:
Class A
Common
Stock

(e).
CUSIP
Number:
98986T10
8

Item 3.

This
statemen
t is
filed
pursuant
to Rule
13d-1
(b) or
13d-2(b)
and the
person
filing,
Janus
Capital,
is an
investme
nt
adviser
in
accordan
ce with
Section
240.13d-
1(b)(ii)
(E) as
well as
a parent
holding
company/
control
person
in
accordan
ce with
Section
240.13d-
1(b)(ii)
(G). See
Item 4
for
addition
al
informat
ion.

Item 4.
Ownershi
p

The
informat
ion in
items 1
and 5
through
11 on
the
cover
page(s)
on
Schedule
13G is
hereby
incorpor
ated by
referenc
e.

Janus
Capital
has a
direct
94.8%
ownershi
p stake
in
INTECH
Investme
nt
Manageme
nt
("INTECH
") and a
direct
77.8%
ownershi
p stake
in
Perkins
Investme
nt
Manageme
nt
LLC("Per
kins").
Due to
the
above
ownershi
p
structur
e,
holdings
for
Janus
Capital,
Perkins
and
INTECH
are
aggregat
ed for
purposes
of this
filing.
Janus
Capital,
Perkins
and
INTECH
are
register
ed
investme
nt
advisers
, each
furnishi
ng
investme
nt
advice
to
various
investme
nt
companie
s
register
ed under
Section
8 of the
Investme
nt
Company
Act of
1940 and
to
individu
al and
institut
ional
clients
(collect
ively
referred
to
herein
as
"Managed
Portfoli
os").

As a
result
of its
role as
investme
nt
adviser
or
sub-advi
ser to
the
Managed
Portfoli
os,
Janus
Capital
may be
deemed
to be
the
benefici
al owner
of
23,239,7
81
shares
or 5.0%
of the
shares
outstand
ing of
Zynga
Class A
Common
Stock
held by
such
Managed
Portfoli
os.
However,
Janus
Capital
does not
have the
right to
receive
any
dividend
s from,
or the
proceeds
from the
sale of,
the
securiti
es held
in the
Managed
Portfoli
os and
disclaim
s any
ownershi
p
associat
ed with
such
rights.

Item 5.
Ownershi
p of
Five
Percent
or Less
of a
Class

Not
applicab
le.

Item 6.
Ownershi
p of
More
than
Five
Percent
on
Behalf
of
Another
Person

The
Managed
Portfoli
os, set
forth in
Item 4
above,
have the
right to
receive
all
dividend
s from,
and the
proceeds
from the
sale of,
the
securiti
es held
in their
respecti
ve
accounts
..

The
interest
of any
one such
person
does not
exceed
5% of
the
class of
securiti
es.

These
shares
were
acquired
in the
ordinary
course
of
business
, and
not with
the
purpose
of
changing
or
influenc
ing
control
of the
Issuer.

Item 7.
Identifi
cation
and
Classifi
cation
of the
Subsidia
ry Which
Acquired
the
Security
Being
Reported
on by
the
Parent
Holding
Company

Not
applicab
le.

Item 8.
Identifi
cation
and
Classifi
cation
of
Members
of the
Group

Not
applicab
le.

Item 9.
Notice
of
Dissolut
ion of
Group

Not
applicab
le.

Item 10.
Certific
ation

By
signing
below I
certify
that, to
the best
of my
knowledg
e and
belief,
the
securiti
es
referred
to above
were
acquired
in the
ordinary
course
of
business
and were
not
acquired
for the
purpose
of and
do not
have the
effect
of
changing
or
influenc
ing the
control
of the
issuer
of such
securiti
es and
were not
acquired
in
connecti
on with
or as a
particip
ant in
any
transact
ion
having
such
purposes
or
effect.

SIGNATUR
ES

After
reasonab
le
inquiry
and to
the best
of my
knowledg
e and
belief,
I
certify
that the
informat
ion set
forth in
this
statemen
t is
true,
complete
and
correct.

JANUS
CAPITAL
MANAGEME
NT LLC

By /s/
David R.
Kowalski
8/10/201
2 David
R.
Kowalski
,
Date
Senior
Vice
Presiden
t and
CCO